

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

February 29, 2016

Via E-mail
Marc Johnson
Energizer Resources Inc.
520 – 141 Adelaide Street West
Toronto, Ontario, Canada M5H 3L5

  Re: Energizer Resources Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2015
    Filed September 30, 2015
    File No. 000-51151

Dear Mr. Johnson:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Summary of financial results, page 10
Product pricing, page 16

1. We note your disclosure of 22.5 million tons of proven and probable reserves that were prepared by DRA Projects Ltd using price forecasts for graphite in 2017 and escalating thereafter and your statement that mining projects are commonly evaluated using two or three year trailing averages. Please note that mineral reserves for a mineral property generally may not be designated unless:

  • A bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

  • The historic three-year average commodity/product price is used in any reserve or cash flow analysis used to designate reserves.

  • The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Marc Johnson
Energizer Resources Inc.
February 29, 2016
Page 2

Please provide supplementally your cash flow analysis and related spreadsheets used to establish economic viability of your reserves. In addition, please provide supplementally the historic 36-month high/low prices for all the different flake sizes of the graphite concentrates you plan to sell and the report that was prepared by Roskill Consulting Group Ltd. We may have further comments pending your response.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of 12b-4 of the Exchange Act. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining